Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

December 3, 2003

VIA COURIER

03 DEC -5 AM 7:21

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

03037940

SUPPL

Dear Sirs:

Re: ***Canadian Oil Sands Trust – File No. 82-5189***

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed is a November 25, 2003 Press Release regarding the revision of Canadian Oil Sands Trust's 2003 forecast and their 2004 budget, which has been filed with the regulatory authorities in Canada:

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encl.

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust revises its 2003 forecast and provides 2004 budget

Calgary, Nov. 25, 2003 (TSX – COS.UN) —Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announced that it is updating its outlook for 2003 operating and financial results, and providing its budget for the 2004 year.

For 2003, the Trust is anticipating annual Syncrude production of approximately 77 million barrels, or 25 million barrels net to the Trust. This estimate is slightly below the Trust's earlier forecast range of 78 to 80 million barrels provided in October 2003, and primarily reflects the impact of the unscheduled coker 8-1 turnaround. Correspondingly, the Trust expects unit operating costs to average approximately $20.00 to $20.50 per barrel, up from its earlier forecast of $19.25 to $19.75. Combining the most recent production forecast with the Trust's fourth quarter estimates for crude oil, natural gas and the currency exchange rate of US$30 per barrel WTI, $6.50 per gigajoule and US$0.75/Cdn, respectively, Canadian Oil Sands anticipates revenues totalling $962 million, resulting in estimated cash flow of approximately $3.85 per Trust unit in 2003.

"We have only recently achieved steady, uninterrupted production following the turnaround of coker 8-1. Consequently, it appears November volumes will not be sufficient to meet our earlier production estimates for this year, said Marcel Coutu, Canadian Oil Sands Limited's President and Chief Executive Officer. "The benefits of strong crude oil prices and our acquisition of EnCana Corporation's 13.75 per cent Syncrude interest should still contribute to healthy financial performance for the year. Furthermore, we are positioned for improved performance in 2004 following this double-coker turnaround year."

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2004 Budget

For the 2004 year, Canadian Oil Sands is forecasting annual Syncrude production to range between 82 and 87 million barrels, or 29 to 31 million barrels net to the Trust based on its 35.49 per cent interest. The upper end of the range reflects only minor shutdowns to perform normal maintenance and tie-ins for the Stage 3 expansion, while the low end of this range incorporates the possibility of a turnaround of coker 8-2 as it nears its normal maintenance cycle.

Canadian Oil Sands has established its internal 2004 budget based on annual Syncrude production of 86 million barrels, or 30.5 million barrels net to the Trust. This production assumption, together with the Trust's average oil price forecast of US$25 per barrel WTI and a currency exchange rate of US$0.74/Cdn for 2004, results in budgeted revenues of approximately $990 million in 2004. The Trust is budgeting operating expenses at approximately $545 million, or $18 per barrel, for the 2004 year, assuming a natural gas cost of $5.60 per gigajoule. Non-production development costs are budgeted at approximately $50 million.

The Trust has hedged 33,000 barrels per day, or approximately 39 per cent, of its anticipated share of Syncrude Sweet Blend production in 2004 as part of its Stage 3 financing plan. To reduce the volatility of the currency exposure, the Trust has hedged 8,000 barrels per day of these volumes at an average price of Cdn $37.58 per barrel. The other 25,000 barrels per day are hedged at an average price of US$24.74 per barrel. The Trust remains unhedged on its natural gas consumption for 2004 at this time.

The Trust is estimating its share of Syncrude capital expenditures to total approximately $750 million in 2004, of which about $470 million will be directed to the Stage 3 expansion.

"The 2004 capital program for Stage 3 is well established, and Syncrude with its partners are reviewing the amount that will be required in 2005 to complete this expansion," said Coutu. "We do not anticipate concluding this assessment for several months, at which time we will update our capital estimate for 2005."

An updated guidance document for 2003 and the first 2004 guidance document are available on the Trust's Web site at www.cos-trust.com. Canadian Oil Sands intends to continue providing quarterly updates to its guidance.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 35.49 per cent working interest in the Syncrude Joint Venture. Syncrude is one of the largest participants in the expanding development of Alberta's oil sands, a vast resource that rivals the crude oil reserves of Saudi Arabia. The Trust's approximately 86.7 million units outstanding trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

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Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected production and operating costs for 2003 and 2004; the proposed costs of the Stage 3 expansion; the capital forecast for 2004 and the type of maintenance that will be required in 2004. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity prices; whether the Kyoto accord is ratified and implemented and the specifics of such implementation; the ability for Syncrude to complete the Stage 3 expansion within the anticipated cost range; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

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Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Allen Hagerman
Chief Financial Officer
(403) 218-6212
investor_relations@cos-trust.com

Web site: www.cos-trust.com